PRIMECAP Odyssey Funds
177 E. Colorado Boulevard, 11th Floor, Pasadena, CA 91105

March 25, 2019

VIA EDGAR TRANSMISSION

Kenneth Ellington
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  PRIMECAP Odyssey Funds Trust (File No. 811-21597)

Dear Mr. Ellington:

This letter is in response to the Staff’s oral comments and suggestions provided on March 11, 2019, to Laurie Dee of Morgan, Lewis & Bockius, LLP, pursuant to your review of the Form N-CSR filed on December 27, 2018, with respect to PRIMECAP Odyssey Funds (the “Trust”) and each of its series: PRIMECAP Odyssey Stock Fund (“Stock Fund”), PRIMECAP Odyssey Growth Fund (“Growth Fund”), and PRIMECAP Odyssey Aggressive Growth Fund (“Aggressive Growth Fund”) (together, the “Funds”).  For your convenience, your comment is summarized below and set forth in bold typeface.  The Trust’s response immediately follows.

Your comments and the Trust’s response thereto are as follows:

Comment:  Please disclose the specific class of shares held of other investment companies, including money market funds.

 Response:  The Trust agrees to make this disclosure on all future reports and filings.

Comment:  Please disclose the rates associated with preferred stock, if applicable.

Response: The Trust agrees to provide the applicable rate on preferred stock.  The Trust confirms that the description provided of the two preferred stocks held by the Aggressive Growth Fund on October 31, 2018, is accurate.

Comment:  Please confirm if there are any open payables to trustees at period end.  If so, these should be disclosed separately in accordance with Article 6-04(12) of Regulation S-X.
Response: The Trust confirms that there were no open payables to Trustees on October 31, 2018.

Comment:  In note 8, please disclose the acquisition date for each restricted security as required by Article 12-12, footnote 8, of Regulation S-X.

Response: The Trust agrees to provide this disclosure on future reports and filings.

Comment:  Please confirm the response to Item 4(e)(2) of N-CSR is accurate.  Note that this item calls for disclosure of the percentage of services that were approved by the audit committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X, which relates to circumstances where the pre-approval requirement was waived.

Response: The Trust clarifies that all services were pre-approved and no waivers to the pre-approval requirement were made.  The Trust will provide the correct disclosure on future filings.

I trust that the above responses adequately address your comments.  If you have additional questions, please do not hesitate to contact me at 626-304-9222.

Sincerely,

PRIMECAP Odyssey Funds

/s/ Michael J. Ricks
By:  Michael J. Ricks
Title:  Secretary, Treasurer, & Chief Compliance Officer

Cc:	Ben Hammon, Chairman, PRIMECAP Odyssey Funds
Laurie Dee, Morgan, Lewis & Bockius, LLP